UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

BORQS TECHNOLOGIES, INC.

Commission File Number 001-37593

(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On September 30, 2025, the Board of Directors of Borqs Technologies, Inc. (the “Company”) approved an amendment to the Company’s Memorandum and Articles of Association to replace Article 8.1 in its entirety to allow any director of the Company to convene meetings of the Company’s members and to make the holding of an annual general meeting at its discretion. A copy of the amended Memorandum and Articles of Association is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
3.1	Amendment of the Memorandum and Articles of Association of Borqs Technologies, Inc., dated October 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: October 14, 2025	By:	/s/ Pat Sek Yuen Chan
Pat Sek Yuen Chan
Chief Executive Officer

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